Exhibit 12.1

Brunswick Corporation
Computation of Ratio of Earnings to Fixed Charges(A)
(In millions)

		Three Months Ended March 31,		Year Ended December 31,
		2006	2005	2005	2004	2003
Earnings as Adjusted
Earnings from continuing operations		$67.4	$94.6	$385.4	$269.8	$135.2

Add:	Income tax provision	14.2	37.0	110.4	108.7	65.9
	Interest and other financial charges included in expense	13.6	13.1	53.2	45.2	41.0

	Interest portion of rent expense	4.9	4.1	16.4	16.2	14.4
	Dividends received from 50%-or-less-owned affiliates	0.8	0.7	12.3	13.1	6.8
Subtract:	Earnings from 50%-or-less-owned affiliates	(5.2)	(5.0)	(18.1)	(18.1)	(9.9)
		$95.7	$144.5	$559.6	$434.9	$253.4

Fixed Charges
Interest and other financial charges		$13.6	$13.1	$53.2	$45.2	$41.0

Interest portion of rent expense		4.9	4.1	16.4	16.2	14.4

Capitalized interest		0.9	0.3	1.4	1.2	1.5
		$19.4	$17.5	$71.0	$62.6	$56.9
Ratio of Earnings to Fixed Charges		4.9 x	8.3 x	7.9 x	6.9 x	4.5 x

(A)         For computation of the ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges to earnings from continuing operations before income taxes and dividends received from equity affiliates, then deducting the undistributed earnings of affiliates. Fixed charges consist of interest expense, estimated interest portion of rental expense and capitalized interest.